# Texas Beer Company

## BALANCE SHEET

### As of December 31, 2015

| | TOTAL |
|---|---|
| ASSETS | |
| Current Assets | |
| Bank Accounts | |
| Business Fundamentals Chk (8663) | 4,327.13 |
| **Total Bank Accounts** | **$4,327.13** |
| **Total Current Assets** | **$4,327.13** |
| Fixed Assets | |
| Machinery & Equipment | |
| Pilot Brewing Equipment | 12,516.28 |
| **Total Machinery & Equipment** | **12,516.28** |
| **Total Fixed Assets** | **$12,516.28** |
| Other Assets | |
| Beer Recipe R&D | |
| Ingredients & Supplies for R&D | 0.00 |
| Labor - R&D | 0.00 |
| **Total Beer Recipe R&D** | **0.00** |
| **Total Other Assets** | **$0.00** |
| **TOTAL ASSETS** | **$16,843.41** |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Other Current Liabilities | |
| Loan | 0.00 |
| Loan / Partner | 12,662.72 |
| **Total Other Current Liabilities** | **$12,662.72** |
| **Total Current Liabilities** | **$12,662.72** |
| **Total Liabilities** | **$12,662.72** |
| Equity | |
| Founder's Equity | |
| Ian Davis Founding Equity | 898.00 |
| JD Gins Founding Equity | 898.00 |
| **Total Founder's Equity** | **1,796.00** |
| Retained Earnings | 0.00 |
| Net Income | 2,384.69 |
| **Total Equity** | **$4,180.69** |
| **TOTAL LIABILITIES AND EQUITY** | **$16,843.41** |